BioAmber Inc.

1250 Rene-Levesque W., Suite 4110.

Montreal (QC) H3B 4W8

T. 514.844.8000

F. 514.844.1414 www.bio-amber.com

May 3, 2013

VIA Facsimile and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Pamela A. Long

Re:	BioAmber Inc.
Registration Statement on Form S-1 (No. 333-177917)

Dear Ms. Long:

BioAmber Inc. (the “Company”) hereby respectfully withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 set forth in a letter, dated April 30, 2013 from the Company.

If you should have any questions regarding this request, please do not hesitate to contact Michael Minahan of Goodwin Procter LLP at (617) 570-1021.

[Signature on next page.]

Very truly yours, BIOAMBER INC.

/s/ Jean-François Huc
Jean-François Huc President and Chief Executive Officer

cc:	Jocelyn M. Arel, Esq. (Goodwin Procter LLP)
Michael Minahan, Esq. (Goodwin Procter LLP)
Ryan Bekkerus, Esq. (Simpson Thacher & Bartlett LLP)
Edgar Lewandowski, Esq. (Simpson Thacher & Bartlett LLP)